June 25, 2009

Via U.S. Mail and Facsimile (011-30-210-80-90-585)

George Economou
Chief Executive Officer and Interim Chief Financial Officer
Dryships Inc.
80 Kifissias Avenue
GR 15125 Amaroussion

> **Re: Dryships Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Amendment No.1, Filed April 3, 2009**
> **File No. 1-33922**

Dear Mr. Economou:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You state on page 13 of your Form 20-F that in the past you operated a drilling rig offshore Cuba. You also state on page 35 that Cargill International Ltd. is one of your major customers in terms of voyage revenue in your drybulk operations. We are aware of news reports published in February 2007 and July 2007 that indicate Cargill Inc.'s business contacts with Syria and Iran. Cuba, Iran, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with Cuba, Iran, and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, and of any past, current and anticipated contacts with Iran and Syria, whether through subsidiaries or other direct or indirect arrangements.

In this regard, please tell us whether Cargill International Ltd. uses your ships in direct or indirect operations in Iran or Syria. Your response should describe any products or services you have provided to Cuba, Iran or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Tell us also whether any ships you own, operate or charter provide any U.S.-origin goods to Cuba, Iran or Syria, or involve employees who are U.S. nationals in operations associated with those countries.

2. Please discuss the materiality of any contacts with Cuba, Iran, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, and Syria.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance